SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GRANITE CITY FOOD & BREWERY LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 404

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Mark S. Weitz, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons DHW Leasing, L.L.C. I.R.S. Identification Nos. of Above Persons (Entities Only) 20-5572557

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,666,666

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,666,666

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,666,666

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.3%

14	Type of Reporting Person OO

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons Charles J. Hey I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,021

	8	Shared Voting Power 4,666,666(1)

	9	Sole Dispositive Power 21,021

	10	Shared Dispositive Power 4,666,666(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,687(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.6%

14	Type of Reporting Person IN

(1) Represents or includes 4,666,666 shares held by DHW Leasing, L.L.C. (“DHW Leasing”).  Mr. Hey is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons Donald A. Dunham, Jr. I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,041

	8	Shared Voting Power 4,666,666(2)

	9	Sole Dispositive Power 115,041

	10	Shared Dispositive Power 4,666,666(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,781,707(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 64.9%

14	Type of Reporting Person IN

(2) Represents or includes 4,666,666 shares held by DHW Leasing.  Mr. Dunham is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

Reference is made to the report on Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on October 5, 2009, as amended by Amendment No. 1 thereto dated December 28, 2010 (the “Schedule 13D”).  Pursuant to this Amendment No. 2 to the Schedule 13D (the “Amendment”), the Schedule 13D is hereby amended as provided below.

Item 1.	Security and Issuer.

This Amendment amends the Schedule 13D relating to the common stock (the “Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5402 Parkdale Suite 101, Minneapolis, Minnesota 55416.

Item 2.	Identity and Background.

(a) – (c)

This Amendment is being filed by DHW Leasing, L.L.C. (“DHW Leasing”), Charles J. Hey and Donald A. Dunham, Jr. (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 5, 2009, a copy of which is attached hereto as Exhibit A.  The Reporting Persons have also executed a Power of Attorney, dated as of October 5, 2009, a copy of which is attached hereto as Exhibit B.

DHW Leasing is a South Dakota limited liability company formed to engage in the business of leasing equipment and other activities related thereto.  The address of the principal business and principal office of DHW Leasing is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Donald A. Dunham, Jr. is a member of the board of directors of the Issuer and is the managing member of DHW Leasing.  Mr. Dunham’s principal occupation is Chairman of the Board, Chief Executive Officer and founder of The Dunham Company.  His principal business address is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Charles J. Hey is a member of the board of directors of the Issuer and is a member of DHW Leasing.  Mr. Hey is retired and his address is 1 South Pintail Place, Sioux Falls, South Dakota 57105.

(d) – (e)

During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each natural person identified in Item 2 is a citizen of the United States.  DHW Leasing is a South Dakota limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons hereby restate the disclosures contained in Item 3 of the Schedule 13D, which are hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer owned by the Reporting Persons as reflected in Item 5 (the “Shares”) are held for the purposes set forth in this Amendment.  The Reporting Persons acquired a controlling interest in the Issuer in October 2009.  On February 8, 2011, the Issuer, DHW Leasing, Dunham Capital Management, L.L.C., Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey and Concept Development Partners LLC (the “Investor”) entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) and the Issuer and the Investor entered into a Stock Purchase Agreement (the “Stock Purchase Agreement” and together with the Repurchase Agreement, the “Agreements”), pursuant to which the Investor would obtain a controlling interest in the Issuer and the Reporting Persons would only retain a minority interest in the Issuer upon the closing of the transactions contemplated by the Agreements.

The Agreements describe a series of proposed transactions in which:

(a)   The Investor would purchase 3,000,000 shares of newly issued Convertible Preferred Stock (“Preferred Stock”) of the Issuer for $9,000,000, each share of which would be convertible into 2.0 shares of Common Stock of the Issuer at a conversion price of $1.50 per share at any time upon the election of the Investor.

(b)   As a condition to closing the transactions contemplated by the Agreements, the Issuer is required to close on a third party debt facility of at least $10,000,000, the proceeds of which, together with the net proceeds from the sale of the Preferred Stock, would be used to (i) repurchase 3,000,000 Shares from DHW Leasing as described below; (ii) purchase a two acre site in Troy, Michigan currently owned by Mr. Dunham and/or his affiliates for a purchase price equal to $2,500,000, plus real estate taxes payable in 2009; and (iii) repay certain Issuer indebtedness and provide general growth and working capital to the Issuer.

(c)   In exchange for payment of $7,050,000, the Issuer would repurchase 3,000,000 Shares from DHW Leasing (the “Sale Shares”), the proceeds of which would be applied to partially repay DHW Leasing’s existing Issuer-related loans from three banks (the “DHW Loans”).  The Issuer or its assignee would have a right of first refusal (and if the Issuer or its assignee elects not to exercise such right, the Investor would then have a right of first refusal) to purchase any of DHW Leasing’s Shares of the Issuer that DHW Leasing desires to sell after the closing of the transactions contemplated by the Agreements but prior to the fifth anniversary of such closing or, if later, the repayment of all the DHW Loans.  As a condition to the payment for the Sale Shares, Mr. Dunham and/or certain of his affiliates would agree to a rent reduction in favor of the Issuer for certain specified properties currently leased by the Issuer and certain other agreements by Mr. Dunham and/or certain of his affiliates relating to such properties.

(d)   At the closing of the transactions contemplated by the Agreements, the Debt Conversion Agreement and Registration Rights Agreement between DHW Leasing and the Issuer, copies of which are attached hereto as Exhibit C and Exhibit D, respectively, would be modified as follows:

(i)            Section 2.5 of the Debt Conversion Agreement would be amended by deleting the second paragraph, which relates to certain restrictions on DHW Leasing’s ability to sell its Shares, and adding language that DHW Leasing would not sell or dispose of any Shares of the Issuer through December 31, 2015, except as provided in the Repurchase Agreement.

(ii)           Section 4.10 of the Debt Conversion Agreement, which relates to DHW Leasing’s right to participate in future issuances of new shares, would be deleted.

(iii)          DHW Leasing’s right to appoint members of the board of directors of the Issuer in the Debt Conversion Agreement would be terminated.

(iv)          The Registration Rights Agreement would be amended to provide that the exercise of DHW Leasing’s registration rights covering any unregistered shares would be suspended until at least 780,000 of the shares of Common Stock underlying the Preferred Stock are registered for resale, and thereafter, the registration rights of DHW Leasing and the Investor would be on equal terms.

(v)           The Registration Rights Agreement would be amended to provide an exception to the registration rights granted therein to the extent the Issuer registers the resale of Common Stock issued pursuant to the payment-in-kind feature relating to the Preferred Stock dividends.

(e)   Certain incumbent directors of the Issuer would resign and the Investor would have the right to appoint five of the seven members (or eight to the extent the size of the board is increased as contemplated) of the Issuer’s board of directors.

The closing of the transactions contemplated by the Agreements is subject to numerous closing conditions, including, without limitation, the approval of the Issuer’s shareholders and disinterested shareholders and execution of the ancillary agreements referenced therein.

The foregoing summary of the matters set forth in the Agreements is qualified in its entirety by reference to the Agreements.  Copies of the Repurchase Agreement and Stock Purchase Agreement are included as Exhibit H and Exhibit I to this Amendment, which are incorporated herein by reference.

DHW Leasing and Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey have entered into that certain Voting Agreement and Irrevocable Proxy dated February 8, 2011 (the “Voting Agreement”) among such parties and the Issuer, the Investor, and certain other shareholders of the Issuer signatories thereto, a copy of which is included as Exhibit J to this Amendment and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Agreements to be submitted to the shareholders of the Issuer at a special shareholders’ meeting of the Issuer.

In the event the transactions contemplated by the Agreements are not consummated, the Reporting Persons may (i) acquire additional shares of Common Stock or other securities of the Issuer in privately negotiated transactions or open market purchases, (ii) sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing.  Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Except as set forth in Item 6 and in the Agreements, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described in this Item 4 and the Agreements, none of the Reporting Persons has any current definitive plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that any such persons who are directors of the Issuer, acting solely in their capacity as a director, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided, further, that at any time the Reporting Persons may (i) review or reconsider their position with respect to the Issuer, and the Reporting Persons reserve the right to develop such plans or proposals at any time.

Item 5.	Interest in Securities of the Issuer.

(a)       All information as to percentage ownership of the Issuer’s Common Stock set forth in this Amendment is as of the date hereof, based upon the 7,367,895 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 8, 2010 in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010 (the “Issued and Outstanding Shares”).

DHW Leasing beneficially owns 4,666,666 shares of Common Stock, constituting approximately 63.3% of the Issued and Outstanding Shares.

As an owner of 50% of the membership interests of DHW Leasing, Charles J. Hey may be deemed to have shared voting and dispositive power of the 4,666,666 shares of Common Stock (63.3% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Hey owns warrants to purchase 21,021 shares of Common Stock.

As an owner of 50% of the membership interests of DHW Leasing, Donald A. Dunham, Jr. may be deemed to have shared voting and dispositive power of the 4,666,666 shares of

Common Stock (63.3% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Dunham owns 68,704 shares of Common Stock, of which 17,760 shares are purchasable upon exercise of warrants held by Mr. Dunham and 5,000 shares are purchasable upon exercise of an option held by Mr. Dunham.  Dunham Capital Management, L.L.C. and Dunham Equity Management, L.L.C., two entities controlled by Mr. Dunham, own warrants to purchase 36,520 and 9,817 shares of Common Stock, respectively.

(b)       DHW Leasing is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it in paragraph (a) of this Item 5.  Messrs. Hey and Dunham, by reason of their respective 50% ownership of the membership interest of DHW Leasing, have shared authority to vote and dispose of the Shares.

(c)       Except for Mr. Dunham’s acquisition of 1,261 shares of Common Stock on December 23, 2010 via a distribution by the Issuer to Mr. Dunham, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby restate the disclosures contained in Item 6 of the Schedule 13D, which are hereby incorporated by reference.  In addition, see the disclosure in Item 4 regarding the Agreements and the Voting Agreement.

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement, dated as of October 5, 2009, by and among the Reporting Persons (incorporated herein by reference from Exhibit A to Schedule 13D filed on October 5, 2009).

Exhibit B:	Power of Attorney for the Reporting Persons dated as of October 5, 2009 (incorporated herein by reference from Exhibit B to Schedule 13D filed on October 5, 2009).

Exhibit C:

Debt Conversion Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of September 21, 2009 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on September 22, 2009).

Exhibit D:

Registration Rights Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of October 5, 2009 (incorporated herein by reference from Exhibit D to Schedule 13D filed on October 5, 2009).

Exhibit E:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Great Western Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit E to Schedule 13D filed on October 5, 2009).

Exhibit F:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and CorTrust Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit F to Schedule 13D filed on October 5, 2009).

Exhibit G:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Dacotah Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit G to Schedule 13D filed on October 5, 2009).

Exhibit H:

Stock Repurchase Agreement by and among DHW Leasing, L.L.C., Granite City Food & Brewery Ltd., Dunham Capital Management, L.L.C., Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey and Concept Development Partners LLC dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.2 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011).

Exhibit I:

Stock Purchase Agreement by and between Granite City Food & Brewery Ltd. and Concept Development Partners LLC dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011).

Exhibit J:

Voting Agreement and Irrevocable Proxy by and among DHW Leasing, L.L.C., Granite City Food & Brewery Ltd., Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey, Concept Development Partners LLC and certain other shareholders of the Issuer signatories thereto dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.3 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: February 14, 2011

DHW LEASING, L.L.C.

*
Donald A. Dunham, Jr., Managing Member

*
Donald A. Dunham, Jr.

*
Charles J. Hey

	*By	/s/ Ethan R. Mark
Ethan R. Mark
Attorney-in-Fact